SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH October 29, 2007

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TELECOMUNICAÇÕES DO PARANÁ S.A. - TELEPAR
Corporate Taxpayer’s ID (CGCMF) 76.535.764/0001 -43
PUBLICLY-HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL MEETING
held on April 28, 2000.
(Drawn up in summary format, as per authorization
set forth in paragraph 1 of article 130 of Law 6,404/76)

Date, time and place:
On April 28, 2000, at 2:00 p.m., at the Company’s headquarters, located in the City of Curitiba, State of Paraná, at Avenida Manoel Ribas, n° 115, 17° andar.

Call and Publications:
Call notice published, under the terms of article 124 of Law 6,404/76, in the newspapers Gazeta Mercantil, Federal Official Gazette, and Gazeta do Povo, in the editions of April 20, 24 and 25; April 20, 24 and 25; and April 20, 21 and 22, 2000, respectively. Pursuant to article 131, sole paragraph, of Law 6,404/76, as of December 15, 1976, the Company’s Annual General Meeting and Extraordinary General Meeting were held cumulatively.

Attendance:
Shareholders representing over two-thirds (2/3) of the voting capital stock, as per records and signatures on the Shareholders’ Attendance Book; representing the Company Mr. Paulo Rogério Campos Magalhães, representing the Fiscal Council Mr. Genivaldo Almeida Bonfim, and representing the Independent Auditors Mr. Leandro Lecheta de Souza.

Presiding Board:
Once the Meeting was instated, Mr.Paulo Rogério Campos Magalhães took over the chairmanship of the Meeting, and invited Mr. Sergio Roberto Vosgerau to be the Secretary.

Agenda:
ANNUAL GENERAL MEETING: 1. to take the Management’s accounts, to examine, discuss and vote on the Financial Statements and the Management Report; 2. to resolve on the Income allocation and the distribution of dividends and Interest on Own Capital; 3. to elect the members of the Fiscal Council; 4. to establish the Managers’ and the members of the Fiscal Council’s compensation; 5. to elect a member of the Board of Directors. EXTRAORDINARY GENERAL MEETING: 1. to resolve on the change in the Company’s Corporate Name and its Headquarters, with the consequent amendment to articles 1 and 3 of the Company’s Bylaws; 2. to increase the Authorized Capital, with the consequent amendment of article 6 of the Company’s Bylaws; to approve the execution of the technical assistance agreement between Solpart Participações S.A. and Telecomunicações do Paraná S.A. – Telepar; 4. to approve the Stock Option Plan for the Company’s Managers and Employees.

Resolutions:
Initially, the Chairman of the Meeting asked the Secretary to proceed with reading the items in the Agenda of the Annual General Meeting (the documents demanded by article 133 of Law 6,404/76 were made available to shareholders by means of publication in the newspapers Gazeta Mercantil, Federal Official Gazette, and Gazeta do Povo, in the March 29, 2000 edition, and which are an integral part of these present minutes as an Attachment), and of the Extraordinary General Meeting. Afterwards, the Chairman proposed waiving the reading of the referred documents, as they are well known by the shareholders. The matters in the Agenda were then put into discussion, after which the attending shareholders resolved, by unanimous vote, on the following:

ANNUAL GENERAL MEETING

1. Based on the Independent Auditors’ Report and on the Fiscal Council’s Report, the shareholders resolved on the approval of the Financial Statements and the Management Report, said documents referring to the year ended December 31, 1999, and made available to shareholders.

2. To approve the Management Proposal related to the allocation of the Year’s Income and dividend distribution referring to the year of 1999; the payment of dividends shall begin by June 30, 2000. Regarding the payment of dividends for the Companies Merged into Telepar at an Extraordinary General Meeting held on February 28, 2000, the shareholders approved, as set forth by the Merger Meeting, that their payment be made by June 30, 2000, according to the amounts below, in reais:

TELECOMUNICAÇÕES DE SANTA CATARINA S.A.
	Common Shares	Preferred Shares
Total Dividends	11,367,683.74	22,735,367.82
Full Dividend per Share	0.010814725833	0.010814725833 :

TELECOMUNICAÇÕES DE BRASILIA S.A.
	Common Shares	Preferred Shares
Total Dividends	9,338,130,82	11,471,516.83
Full Dividend per Share	0.010128089543	0.010128089543

 TELECOMUNICAÇÕES DE GOIÁS S.A.
	Common Shares	Preferred Shares
Total Dividends	6,952,551.84	13,900,932.99
Full Dividend per Share	0.004242399334	0.004242399334

 TELECOMUNICAÇÕES DE MATO GROSSO S.A.
	Common Shares	Preferred Shares
Total Dividends	3,485,053.51	6,499,371.35
Full Dividend per Share	0.016429476295	0.016429476295

TELECOMUNICAÇÕES DE MATO GROSSO DO SUL S.A.
	Common Shares	Preferred Shares
Total Dividends	2,856,774.14	5,548,326.84
Full Dividend per Share	0,008222340003	0,008222340003

TELECOMUNICAÇÕES DE RONDÔNIA S.A.
	Common Shares	Preferred Shares
Total Dividends	1,887,849.61	3,727,229.14
Full Dividend per Share	0.005035785185	0.005075946810

COMPANHIA TELEFÔNICA MELHORAMENTO E RESISTÊNCIA
	Common Shares	Preferred Shares
Total Dividends	837,340.19	1,102,291.43
Full Dividend per Share	0.008889791898	0.008889791898

3. The shareholders decided to elect/reelect as sitting and alternate members of the Company’s Fiscal Council, with term of office up to the 2001 Annual General Meeting, Messrs. Luiz Otavio Nunes West (reelected), a Brazilian citizen, married, accountant, Identity Card (RG) 1.178.095, issued by SSP-BA, Individual Taxpayer’s ID (CPF) 146.745.485 -00, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. Presidente Wilson, n° 231/ 28° andar (parte), and as his alternate Mr. Augusto Cesar Calazans Lopes (elected), a Brazilian citizen, single, accountant, resident and domiciled in the City and State of Rio de Janeiro, at Av. Presidente Wilson, n° 231/ 28° andar (parte), Identity Card (RG) 09752473-0, issued by IFP/RJ, Individual Taxpayer’s ID (CPF) 042.980.307 -92; Genivaldo Almeida Bonfim (reelected), a Brazilian citizen, married, accountant, Identity Card (RG) 1154372-82, Individual Taxpayer’s ID (CPF) 180.097.946 -00, resident and domiciled in the City of Salvador, State of Bahia, at Rua Ceara n°121, ap.101 Pituba, and as his alternate Mr. Raimundo José do Prado Vieira (elected), a Brazilian citizen, married, accountant, Identity Card (RG) 644.340, issued by SSP/BA, Individual Taxpayer’s ID (CPF) 091.618.765 -72, resident and domiciled in the City of Salvador, State of Bahia, at Rua do Ebano, n°. 194, Apt° 1202; Sergio Augusto Fragoso Paes Lemes, a Brazilian citizen, married, economist, Identity Card (RG) 1.003.976.279 issued by SSP/RS, Individual Taxpayer’s ID (CPF) 029633/100-72, resident and domiciled at Av. Duque de Caxias, 1735, conjunto 1307, in the City of Porto Alegre, State of Rio Grande do Sul, and as his alternate Mr. João Carlos de Aguiar (elected), a Brazilian citizen, married, accountant, Identity Card (RG) 12350972-1, issued by SSP/DF, Individual Taxpayer’s ID (CPF) 044.165.627 -72, resident and domiciled in the city of Niteroi, State of Rio de Janeiro, at Rua Joaquim Tavora, n° 110, Apto 1.104, Bloco B,

Bairro Icarai; Luiz Alberto Oliveira Martins (elected), a Brazilian citizen, married, accountant, Identity Card (RG) 11.102, issued by CRC/BA, Individual Taxpayer’s ID (CPF) 251.669.485 -74, resident and domiciled in the City of Salvador, State of Bahia, at Av. Mario Leal Ferreira, n° 430 - Apto 502; and as his respective alternate, Mr. José Maurício Franco (elected), a Brazilian citizen, married, economist, Identity Card (RG) 07334618-9, issued by IFP/RJ, Individual Taxpayer’s ID (CPF) 829.994.657 -34, resident and domiciled in the City and State of Rio de Janeiro, at Av. Presidente Wilson, 231 - 28° andar (parte). The Chairman of the Board gave the holders of non-voting preferred shares the right to elect, by means of a separate voting, a sitting member and his respective alternate, pursuant to the provisions in article 161, paragraph 4, item “a”, of Law 6,404/76; the shareholder Tele Centro Sul Participações S.A. and the other attending shareholders holding common shares abstained from voting on this matter. Pursuant to the aforementioned legal provision, the holders of non-voting preferred shares met, and chose as a sitting member Mr. Reynaldo Miranda de Abreu (elected), a Brazilian citizen, married, economist, Identity Card (RG) 019.10337 -3, issued by IFP/RJ, Individual Taxpayer’s ID (CPF) 003.489.291 -53, resident and domiciled at SQS W n° 102, bloco K, apto 408, setor Sudoeste, in the City of Brasilia – Federal District, and as his alternate Mr. Carlos Couto de Oliveira Souto, (elected), a Brazilian citizen, single, lawyer, Identity Card (RG) 7022007335, issued by SSP/RS, Individual Taxpayer’s ID (CPF) 469.694.890 -00, resident and domiciled at Rua Dona Laura, n° 320, 13° andar, in the City of Porto Alegre, State of Rio Grande do Sul. The Board Members elected herein expressly declare, as provided for in article 35, item II, of Law 8,934/94, that they are not involved in any of the crimes provided for by law that may hinder them from exercising the business activity.

4. To approve the determination of the Managers’ compensation in the global amount of up to R$7,000,000.00 and the compensation of the Members of the Fiscal Council in at least ten percent (10%) of the average compensation that is attributed to the Company’s Board of Executive Officers, excluding benefits, agency fees, and profit sharing.

5. To elect as a member of the Board of Directors Mr. Marco Girardi, an Italian citizen, legally separated, accountant, with office in the City and State of Rio de Janeiro, at Rua Lauro Muller, 116, Torre do Rio Sul, sala 3501, Botafogo, Alien Registration Card RNE V283927-Q, Individual Taxpayer’s ID (CPF/NMF) 055.652.487 -01, in view of the resignation requested by Mr. Henrique Sutton de Sousa Neves, elected at the Annual General Meeting held on April 28, 1999. The member of the Board of Directors elected herein expressly declares, as provided for in article 35, item II, of Law 8,934/94, that he is not involved in any of the crimes provided for by law that may hinder him from exercising the business activity.

EXTRAORDINARY GENERAL MEETING

1. To approve the change in the Company’s Corporate Name to BRASIL TELECOM S.A., authorizing the Company’s Board of Executive Officers to practice all the legal and corporate acts for its implementation, with the consequent amendment to article 1 of the Company’s Bylaws, which shall have the following wording: “Article 1 – Brasil Telecom S.A. is joint-stock, publicly-held company, that shall be ruled by these Bylaws and by the applicable laws”.

Also regarding item 1, the shareholders, by unanimous vote, approved the change in the Company’s headquarters’ address to Brasília, leaving a branch in Paraná, with the consequent amendment to article 3 of the Company’s Bylaws, which shall have the following wording: Article 3: “the Company’s headquarters are located in Brasília, Federal District, at SM SUL - ASP-LOTE D, BLOCO B, and may, as per resolution of the Board of Executive Officers, pursuant to the provisions in article 31, open and close branches and offices anywhere within its area of operation.”

2. To approve the increase in the Company’s Authorized Capital, with the consequent amendment in article 6 of the Bylaws. The Authorized Capital shall then be twelve billion (12,000,000,000) shares, and article 6 of the Company’s Bylaws shall adopt the following wording: "Article 6 – The Company is authorized to increase the capital stock, by resolution of the Board of Directors, up to the limit of twelve billion (12,000,000,000) common or preferred shares, respecting the legal limit of two-thirds (2/3) for the issuance of non-voting preferred shares.”

3. Pursuant to the sole paragraph of article 12 of the Company’s Bylaws, the shareholders, voting separately from the preferred shareholders, and with abstentions from voting by the Francisco Ribeiro Magalhães Filho and Joao Carlos de Almeida Gaspar, as well by the shareholder Tele Centro Sul Participações S.A., approved the execution of a technical assistance agreement Solpart Participações S.A. and Telecomunicações do Parana S.A. - Telepar, authorizing the Company’s Board of Directors to approve the agreement’s terms and conditions.

4. To approve by majority of votes the Stock Option Plan for the Company’s Managers and Employees, with abstention from voting by the shareholders: Francisco Ribeiro Magalhães Filho and Joao Carlos de Almeida Gaspar, authorizing the Board of Directors to carry out all the necessary studies and analyses towards obtaining the Best alternative, in the Company’s interest, in order to offer the referred plan to the Company’s managers and employees in accordance with market terms and conditions for the Company’s industry, and respecting the guidelines specified by the Company’s Board of Directors, as per Attachment. Paragraph 1 Also regarding item 4, the shareholders by majority of votes established that the operational decision concerning the Stock Option Plan is conditioned to the resolution by the Company’s Board of Directors, particularly in what concerns the referred Plan’s possible beneficiaries.

Closing:

Nothing more to be discussed, the meeting was adjourned for the drawing of these minutes, which, having been read and found in compliance, were approved by all attending shareholders, and signed by the members of the presiding board, as permitted by article 130 of Law 6,404/76. This is a free English translation of the minutes drawn up in the Company’s records.

ATTACHEMENT TO THE MINUTES OF THE EXTRAORDINARY GENERAL
MEETING HELD ON APRIL 28, 2000

GENERAL STOCK OPTION PLAN OF TELECOMUNICAÇÕES DO PARANÁ S.A. - TELEPAR

1. Purposes of the General Plan

1.1 The granting of stock option of shares issued by Telecomunicações do Paraná S.A. - Telepar (the "Company") aims at stimulating the Company’s expansion, success and corporate purposes, and aligning its shareholders’ and managers’ interests, allowing them to acquire shares issued by the Company (the “Option”), under the terms and conditions set forth in this General Stock Option Plan (the “General Plan”).

2. Management of the General Plan

2.1 The General Plan shall be managed by the Company’s Board of Directors (the “Board of Directors”), or by a Committee comprised of 2 or more members elected by the Board of Directors (hereinafter individually called the “Committee”, and the expression “Deliberative Body”, hereinafter employed in this General Plan, shall refer to the Board of Directors or to the Committee, depending on the case). The members of the Deliberative Body shall not vote on the programs granted in the scope of the General Plan of which they participate as beneficiaries.

2.2 Once the terms and conditions of the General Plan are observed, the Deliberative Body shall have full powers to:

a) take all the necessary and appropriate measures for the General Plan’s management, including what concerns the interpretation, detailing and application of the General Plan’s general rules set forth herein;

b) select, at its exclusive discretion, who the Options will be granted to (the “Beneficiaries”), pursuant to item 4 below, including, if that is the case, ruling on the possible requirements as to a minimum period of employment at or service rendering to the Company for the Beneficiary to be eligible to participate in the Plan;

c) determine the appropriate rules for the granting of the Option to each of the Beneficiaries, approving the format of the respective stock option agreement (“Option Agreement”), which may be different for each of the Beneficiaries, especially in what concerns the criterion for determining the amount and type of the shares purpose of the Option, the Option’s strike price, its readjustment and the conditions for its exercise, including its initial and final term, and any possible restrictions to the sale of the subscribed shares, as well as the possible preemptive right by the Company or by a third party nominated by it at the acquisition of the shares purpose of the Option;

d) postpone, in a general manner or on a case-by-case basis, the deadline for exercising the Options then in force;

e) change the terms and conditions of the granted options with the purpose of adapting them to any possible demands that may be made due to amendments in the corporate and/or fiscal laws; and

f) once the provisions in item 4.1 below are observed, authorize the Company’s Executive Officers (the “Executive Officers”) to execute the Option Agreements with the several Beneficiaries, as well as, when the option is exercised by the latter, the subscription agreements (the “Subscription Agreement”) or the share purchase agreement (the “Share Purchase Agreement”), as set forth by the Deliberative Body, as well as the addenda that may be necessary due to a resolution taken by the Deliberative Body.

2.3 During the exercise of its authority, the Deliberative Body is only subject to the limits set forth by Law and by the General Plan, and it should be clear that the Deliberative Body may treat Beneficiaries who are in a similar situation differently, not being required, by any rule of isonomy or analogy, to extend to other Beneficiaries any condition or resolution it deems applicable only to one or more determined Beneficiaries.

3. Option Granting

3.1 Periodically, the Company may grant stock options of its shares, by means of programs to be developed by the Deliberative Body, which will determine the names of the Beneficiaries, the amount of shares they will be entitled to subscribe in the exercise of the Option, and the strike price, or the manner in which to determine these elements, as well as the initial and final terms for the exercise of the Option.

3.1.1 There may be different programs approved by the Deliberative Body, and the latter may distribute the Beneficiaries among the existing programs at its exclusive discretion; the simultaneous participation of the same Beneficiary in different programs is also allowed.

3.2 The Option shall be granted by means of executing the Option Agreement, and its exercise shall be carried out by signing the subscription list, executing a subscription agreement or a share purchase agreement between the Company and the Beneficiary, under the terms and conditions to be set forth, on a case-by-case basis, by the Deliberative Body, including, and especially, in what concerns price, payment conditions, respecting the General Plan’s general conditions, which, for that purpose, shall be an integral part of the Option Agreement.

3.3 The Deliberative Body may determine that the exercise of the granted Option will be conditioned to achieving certain quantitative or qualitative goals by the Company and/or by the Beneficiary, which shall be expressly included in the Option Agreement.

4. Beneficiaries

4.1 Managers and employees of the Company and its subsidiaries are eligible to participate in the General Plan, and shall be referred to the Deliberative Body (i) by the Deliberative Body itself, in case the nominee is the CEO, the Vice-CEO or an Executive Officer; and (ii) by the Company’s CEO, in case the nominee holds another position in the Company.

4.2 The Deliberative Body shall select, at is exclusive discretion, among the persons nominated pursuant to the item above, those who will participate in the General Plan and be entitled to the Option granting, according to each one’s duties, responsibilities and/or exceptional performance.

5. Shares Purpose of the General Plan

5.1 The total amount of the subscription shares to be offered under the General Plan’s terms shall represent, at any time, jointly with the shares that have already been subscribed as a result of the same General Plan, the maximum of 10% of the shares of each type of share of the Company’s capital, which, once the Option is exercised by the interested parties, will be purpose of the issuance through an increase in the Company’s capital.

5.2 Once the global limit set forth in item 5.1 is observed, the Deliberative Body shall determine the amount of shares purpose of the Option to be granted to each beneficiary, or at least the methodology for its calculation.

5.3 Pursuant to article 171, paragraph 3, of Law 6,404/76, the shareholders shall not have preemptive rights in the subscription of the shares purpose of the General Plan.

6. Amount of Shares attributable to Beneficiaries

6.1 The amount of shares each Beneficiary will be entitled to shall be determined by the Deliberative Body on a case-by-case basis, and must be laid out in the respective Option Agreement, at least in terms of the methodology for its calculation.

7. Option Exercise

7.1 Without prejudice to the provisions in item 9 below, the Beneficiary may exercise the Option within the terms set forth in the Option Agreement or in advance, due to events or special conditions the Deliberative Body may come to establish, which must be expressly included in the Option Agreement.

7.1.1 The Option portion not exercised within the terms and conditions set forth in the Option Agreement will expire without indemnification.

7.2 For purposes of exercising the Option, the Beneficiary shall sign the Subscription Agreement or the Share Purchase Agreement with the Company.

8. Permanence in office or position

8.1 No provision in the General Plan shall grant any Beneficiary rights concerning their employment or service rendering contracts, or their permanence in the Company until the end of their term of office as manager, if that is the case. Also, no provision shall interfere in any way with the Company’s right to terminate the respective employment or service rendering contract, or to proceed with the manager’s destitution, nor shall it ensure the same right at their reelection for the management position.

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9. Termination with the Company and Special Event for Option Exercise

9.1 Should any Beneficiary fail to fulfill their position as manager, have their employment contract with the Company terminated, or stop providing services to it, or in the event of death, inability to fulfill their positions for over six months, or retirement, the Deliberative Body may determine that the Option, whose exercise right has not yet been exercised by the Beneficiary on the date of the referred event, according to the rules for such exercise set forth in the respective Option Agreement, shall expire on the date of the respective termination, without indemnification and without prejudice to the variable compensation the Beneficiary may be entitled to up to the said termination. The Deliberative Body may, alternatively, and at its exclusive discretion, set forth special rules for maintaining the right to the exercise of the non-exercised Option or Option portion for a special period established by the Deliberative Body after the event that causes the Beneficiary’s termination with the Company. The Deliberative Body may, also, set forth special conditions among the terminations in the Company’s interest, on the one hand, and with cause (or, in the case of the Company’s managers, in the case of events which, were these managers employees of the Company, would qualify as terminations with cause pursuant to the labor laws in force on the date of the termination), on the other hand.

9.2 The Deliberative Body may set forth the transference of the Company’s control in the Option Agreement, as a special event generating the right to exercise the Option to purchase part of or all the shares, under the terms to be defined in the said Option Agreement.

10. Payment Conditions

10.1 Once the special provisions set forth in the Option Agreement are observed, the price of each share purpose of the Option shall be paid cash and in full, on the date of the respective Option’s exercise, with the Beneficiary’s own resources.

10.2 Alternatively, and without prejudice to the provisions in item 10.1 above, the Deliberative Body may (i) approve the granting to the Beneficiary of a period of up to ten (10) days for them to pay for their shares whose right has been exercised; or (ii) approve the granting of a short-term loan to the Beneficiary, in order to allow the latter to exercise their right.

10.2.1. In the event of term payment or loan pursuant to item 10.2 above, the Deliberative Body may determine that the payment for such loan be made by means of the Beneficiary selling part of the shares whose Option was exercised by them or through dation in payment by delivering the referred shares.

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10.2.2 To ensure the efficiency of the provisions in item 10.2.1 above, the Option Agreement may provide for the granting of the Beneficiary’s term of office on the Company’s behalf, aiming at transferring the amount of shares required to comply with the referred item.

11. Dividends

In case the Option is exercised in the first semester, the shares shall be entitled to 100% of the dividends related to the fiscal year when the Option is exercised; in case the Option is exercised in the second semester, the shares shall be entitled to 50% of the referred dividends.

12. Cancellation of the Option

12.1 The Option shall be cancelled by operation of law:

a) after being fully exercised, pursuant to this General Plan;

b) after the conclusion of the exercise period;

c) in the event of the Beneficiary’s termination with the Company;

d) in case the special event of option exercise provided for in item 9.2 should occur, if the new controlling shareholder does not wish to proceed with the implemented Plan, and only regarding the portions whose exercise right has not yet been acquired.

13. Validity of the General Plan

13.1 The General Plan shall take effect on the date of the Company’s General Meeting (the “General Meeting”) approving it, and may be cancelled, at any time, by resolution of the General Meeting. The end of the General Plan’s period of validity shall not affect the effectiveness of the options still in force granted pursuant to the plan.

13.2 In the events of the Company’s winding up and liquidation, the General Plan and the Options granted pursuant to it shall be automatically cancelled.

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13.3 The existence of the General Plan and the options granted shall not hinder corporate restructuring operations involving the Company, such as transformation, incorporation, merger, and spin-off. The Deliberative Body and the companies involved in such operations shall resolve on the proper adjustments on equal bases, in order to protect the Beneficiaries’ legitimate interests, and may determine, but is not limited to:

a) the substitution of the shares purpose of the options for shares of the Company’s successor;

b) the advanced acquisition of the right to exercise the options, so as to ensure the inclusion of the corresponding shares in the operation in question; and/or

c) the payment in cash of the amount the Beneficiary would be entitled to in the scope of the General Plan.

14. General Provisions

14.1 Should the number, type and class of the shares existing as of the approval date of the Plan be altered, as a result of bonuses, splitting, reverse splitting or conversion of shares of a type or class into another one or conversion into shares of other securities issued by the Company, it shall be incumbent upon the Deliberative Body to declare in writing, to each Beneficiary, the corresponding adjustment to the number, type and class of shares purpose of each Option then in force and their respective strike price, in order to avoid distortions in the application of the General Plan.

14.2 Each Beneficiary shall expressly agree with the terms of the Plan, by means of written declaration, without any reservation.

14.3 The Deliberative Body, in the interests of the Company and its shareholders, may revise the conditions of the Plan, as long as it does not alter the basic principles, especially the maximum limits for issuance of shares set forth in the Plan, and approved by the General Meeting.

14.4 The Deliberative Body may also determine a special treatment for exceptional cases, as long as it does not affect the rights already granted to the Beneficiaries, or the General Plan’s basic principles. Such exceptional discipline shall not constitute a precedent evocable by other Beneficiaries.

14.5 Any substantial legal alteration regarding the regulation of corporations, joint-stock companies and/or to the tax effects of a stock option plan may result in a full revision of the Plan.

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14.6 At the end of the period set forth in the Option Agreement for acquisition of the shares by the Beneficiary, or even in the case of the Beneficiary’s termination with the Company, as an additional variable compensation for the services provided to the Company until then, the Deliberative Body may grant an additional stock option for immediate payment, and for a price no lower than the one determined in the original Option Agreement, in an amount no higher than twice the amount of shares purpose of the Option subject of the original Option Agreement.

14.7 The cases not covered by this instrument shall be regulated by the Board of Directors or by the Deliberative Body, in which case the Board of Directors shall be heard first.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2007

BRASIL TELECOM S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.